                                                                    EXHIBIT 28.2

PRESS RELEASE
LAUSANNE, JULY 26, 1994


ADIA'S FIRST HALF RESULTS BEAT FULL YEAR FORECAST


Adia SA announced today that net income for the first half of 1994 had exceeded earlier estimates for the full year. At the company's General Assembly, held in Lausanne on April 21, 1994, CEO John Bowmer had predicted that net income would reach Sfr. 5 million for the year, marking a return to profitability for the organization after two years of losses. In fact, the first half of 1994 produced net income of Sfr. 8.3 million, compared to a net loss of Sfr. 31.6 million in 1993. Total revenues grew 10% from last year, to a total of Sfr. 1.65 billion.

The better than expected financial performance is principally the result of the beginning of the economic recovery in Continental Europe. Adia had not expected to see much benefit from the recovery until the end of 1994, but hours sold in Europe during the first half of 1994 were 10% higher than a year earlier, signaling the beginning of improving demand for temporary help. By maintaining operating costs at levels close to the prior year, resulting productivity improvements have been translated into higher profits.

Mr. Bowmer pointed out that this is very similar to the early stages of recovery noted in the United States about 18 months ago. He cautions that only time will tell if the recovery in Europe is as strong for personnel companies as it was in America. In the meantime, revenues and profits continue to grow in the United States, Australia and the United Kingdom. Mr. Bowmer predicted that if no adverse economic events arise between now and the end of the year Adia should report close to Sfr. 20 million in net income for the full year.

In Japan there has been no sign of economic recovery to date and none is expected before 1995. However, cost controls that local management has put in place have allowed Adia to continue to operate profitably in that part of the world.

The results for the first six months of the year are summarized in the following table.

           (In Sfr. thousands)    Jan-Jun 1994    Jan-Jun 1993
           Revenues                  1,653,398       1,502,923
           Gross Margin                400,878         365,777
           Operating Income             46,841          12,235
           Net Income                    8,315         (31,629)

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ADIA SA SUSPENDS NEGOTIATIONS WITH ADIA SERVICES, INC.

Adia announced today the suspension of negotiations regarding a proposed merger in which Adia planned to acquire all the approximately 19% of Adia Services, Inc. (the U.S. Company) which it does not currently own.

Adia announced its merger proposal on March 22, 1994, at which time Adia proposed to exchange $14.00 in cash and an American Depositary Receipt representing one-eighth share of its stock for each share of the U.S. Company common stock. Negotiations between Adia and a special committee of the U.S. Company's board commenced shortly after the announcement. However, Adia and the special committee have not been able to reach agreement on the terms of the merger.

Mr. Bowmer said, "Adia and the U.S. Company's special committee have been negotiating for four months, but have been unable to reach agreement on terms which are satisfactory to both companies. Adia has engaged CS First Boston as an additional advisor to assist it in determining whether there is a basis for further negotiations, and to assist in any further negotiations. Discussions between Adia and the special committee have been suspended until that determination is made."


For Information:  Jon Rowberry, Chief Financial Officer, or
                  John Bowmer,  Chief Executive Officer
                  Phone:  +1-415-610-1000.